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AGREEMENT AND PLAN OF REORGANIZATION

between

NATIONAL MERCANTILE BANCORP

and

SOUTH BAY BANK, NATIONAL ASSOCIATION

Dated: July 18, 2001

i

	4.3	Brokers	18
	4.4	Board Approval	18
	4.5	Regulatory Approval	18
	4.6	Funds	18
5.	Pre-Closing Covenants		18
	5.1	Conduct of Business	18
	5.2	Inspection of Records	19
	5.3	Acquisition Proposals	20
	5.4	Shareholder Approval; Preparation of Proxy Statement	21
	5.5	Filings	22
	5.6	Third Party Consents	22
	5.7	Publicity	22
	5.8	Updated Schedules	22
	5.9	Delivery of Information	23
	5.10	Notice of Changes	23
	5.11	Employee Benefit Plans	23
	5.12	Redemption of Series A Preferred	23
	5.13	Ancillary Agreements	23
	5.14	Dividend	23
	5.15	Baxter Fentriss Agreement	23
6.	Conditions Precedent to Obligation of SBB		23
	6.1	Compliance by NMB; Representations and Warranties Correct	24
	6.2	No Actions	24
	6.3	Shareholder Approval	24
	6.4	Regulatory Approval	24
7.	Conditions Precedent to Obligation of NMB		24
	7.1	Compliance by SBB; Representations and Warranties Correct	24
	7.2	Consents	24
	7.3	Opinion of Counsel for SBB	24
	7.4	No Actions	24
	7.5	Regulatory Approval	24
	7.6	No Material Adverse Changes	24
	7.7	Release	24
	7.8	SBB Dissenting Shares	25
	7.9	Updated Schedules	25
	7.10	Loans	25
	7.11	SBB Series A Preferred	25
8.	Termination		25
9.	Miscellaneous Provisions		26
	9.1	Notices	26
	9.2	Severability	26
	9.3	Exhibits and Schedules	27
	9.4	Governing Law	27
	9.5	Headings	27
	9.6	No Adverse Construction	27

ii

9.7	Counterparts	27
9.8	Costs and Attorneys' Fees	27
9.9	Successors and Assigns	27
9.10	Amendment	27
9.11	Waiver	27
9.12	Entire Agreement	27
9.13	Expenses	27

iii

AGREEMENT AND PLAN OF REORGANIZATION

    This Agreement and Plan of Reorganization (this "Agreement") is made and entered into as of July 18, 2001 by and between National Mercantile Bancorp, a California corporation ("NMB"), and South Bay Bank, National Association, a national banking association ("SBB"), with reference to the following facts:

    A.  NMB proposes to acquire SBB through the consolidation of an interim national bank to be formed by NMB ("Newco") and SBB as authorized by 12 USC § 215.

    B.  The respective Boards of Directors of NMB and SBB have approved the Consolidation upon the terms and subject to the conditions set forth in this Agreement.

    C.  The Directors of SBB, who hold approximately 67.38% of the outstanding Common Stock of SBB and all of the outstanding SBB Series A Preferred, have concurrently entered into a Voting Agreement (the "Voting Agreement") with NMB to vote their shares in favor of the Consolidation.

    NOW, THEREFORE, with reference to the foregoing facts, and consideration of the mutual covenants and agreements hereinafter set forth, NMB and SBB agree as follows:

    1.  Definitions.

    All terms defined in this Agreement shall have the defined meanings when used herein or in any agreement, note, certificate, report, or other document made or delivered pursuant hereto, unless otherwise defined or the context otherwise requires. The following terms shall have the following meanings:

    "Acquisition Proposal" shall have the meaning set forth in Section 5.3.

    "Action" means any litigation, action, suit, proceeding, arbitration or claim before any court or by or before any Governmental Authority.

    "Affiliate" shall mean, with respect to any specified Person, (a) any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person, (b) any other Person who is a director, officer, partner or trustee of the specified Person or a Person described in clause (a) of this definition or any spouse of the specified Person or any such other Person, (c) any relative of the specified Person or any other Person described in clause (b) of this definition, or (d) any Person of which the specified Person and/or any one or more of the Persons specified in clause (a),(b) or (c) of this definition, individually or in the aggregate, beneficially own 20% or more of any class of voting securities or otherwise have a substantial beneficial interest.

    "Agreement" shall mean this Agreement, as amended, supplemented or modified from time to time.

    "Ancillary Agreements" shall mean the McLagan Agreement and the Redemption Agreement.

    "Baxter Fentriss Agreement" shall mean that certain agreement dated January 26, 1999, as amended May 15, 2001, by and between Baxter Fentriss and Company and SBB.

    "Best Knowledge" with respect to any Person shall mean and include (i) actual knowledge of the Person, including, the actual knowledge of any of the executive officers (senior vice president and above) or directors of such Person and (ii) that knowledge which a prudent businessperson could have obtained in the management of his business after making due inquiry, and after exercising due diligence, with respect thereto.

    "Business Condition" of any Person shall mean the condition (financial or other), earnings, results of operations, business, properties or prospects of such Person.

    "Business Day" shall mean any day except a Saturday, Sunday or other day on which commercial banks in the city of Los Angeles, California are authorized by law to close.

    "Capital Securities" of any Person shall mean the capital stock of such Person and/or any Stock Equivalents of such Person.

    "Closing" shall mean the closing of the transactions contemplated by this Agreement and "Closing Date" shall mean the date of the Closing.

    "Closing Payment" shall mean the Consolidation Consideration.

    "Consolidation" shall mean the consolidation of SBB and Newco.

    "Consolidation Consideration" shall have the meaning set forth in Section 2.6 of this Agreement.

    "Constituent Banks" shall mean Newco and SBB.

    "Contract" shall mean any written or oral note, bond, debenture, mortgage, license, agreement, commitment, document, instrument, contract, practice or understanding.

    "Current Balance Sheet" shall mean the consolidated balance sheet of SBB and its consolidated Subsidiaries as of May 31, 2001.

    "Disclosure Schedule" shall mean the schedule of exceptions to SBB's representations and warranties made pursuant to Section 3 hereof.

    "Dissenting SBB Shares" shall mean shares of SBB Common Stock held by a shareholder of SBB who becomes a dissenting shareholder within the meaning of 12 USC § 215.

    "Effective Time" shall mean the time at which the Consolidation becomes effective under applicable Law.

    "Employee Plan" with respect to any Person shall mean any plan, arrangement or Contract providing compensation or benefits to, for or on behalf of employees and/or directors of such Person, including employment, deferred compensation, retirement or severance Contracts; plans pursuant to which Capital Securities are issued, including stock purchase, stock option, stock appreciation rights plans; bonus, severance or incentive compensation plans or arrangements; supplemental unemployment benefit, hospitalization or other medical, life or other insurance; and ERISA Plans.

    "Environmental Law" shall mean any order, writ, injunction, decree, judgment, ruling, law, statute, rule or regulation of any governmental, judicial, legislative, executive, administrative or regulatory authority of the United States, or of any state, local or foreign government or any subdivision thereof or of any governmental body or other regulatory or administrative agency or commission, domestic or foreign, or any binding agreement with any such body, relating to pollution or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, the Resource Conservation and Recovery Act of 1976, as amended; the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended; the Superfund Amendments and Reauthorization Act of 1986, as amended; the Toxic Substances Control Act of 1976, as amended; the Occupational Safety and Health Act of 1970, as amended; the Emergency Planning and Community Right-To-Know Act of 1986; the Federal Water Pollution Control Act Amendments of 1972, as amended by the Clean Water Act of 1977 and the Water Quality Act of 1987; and the Clean Air Act, as amended, and other Laws relating to (i) emissions, discharges or releases of Polluting Substances or (ii) the handling, storage, disposal, reclamation, recycling or transportation of Polluting Substances.

    "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

    "ERISA Plans" of any Person shall mean all "employee benefit plans," within the meaning of Section 3(3) of ERISA maintained by, contributed to (or required to be contributed to), or sponsored by such Person.

    "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

    "FRB" shall mean the Federal Reserve Board.

    "Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

    "Indebtedness" of a Person shall mean (a) indebtedness of such Person for money borrowed whether short-term or long-term and whether secured or unsecured, (b) the undrawn face amount of, and unpaid reimbursement obligations in respect of, all letters of credit issued for the account of such Person, (c) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (d) all obligations of such Person upon which interest charges are customarily paid, (e) obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or other equity interests of such Person or any warrants, rights or options to acquire such capital stock or other equity interests, (f) all indebtedness of the types referred to in clauses (a) through (e) above of another Person which is guaranteed directly or indirectly by such Person or secured by the assets of such Person and (g) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such indebtedness, obligation or guarantee.

    "IP" shall mean patents, trademarks, service marks, trade names, copyrights (which have been filed with the federal copyright authorities), trade secrets, trade dress and other rights and property commonly referred to as intellectual property, and rights or licenses to use the same, and any and all applications therefor.

    "IRC" shall mean Internal Revenue Code of 1986, as amended and in effect from time to time (or any successor statute in effect from time to time), and the rules and regulations promulgated thereunder.

    "IRS" shall mean the Internal Revenue Service.

    "Law" shall mean any federal, state or local statute, law, rule, regulation, ordinance, order, code, policy or rule of common law, now or hereafter in effect, and in each case as amended, and any judicial or administrative interpretation thereof by a Governmental Authority or otherwise, including any judicial or administrative order, consent, decree or judgment.

    "Lien" shall mean any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing).

    "loans" shall include loans and other extensions of credit.

    "Losses" shall mean losses, liabilities, damages, claims, fines, penalties, judgements, demands, actions or causes of action, regulatory, legislative or judicial proceedings or investigations, assessments, levies, costs and expenses, including without limitation, reasonable attorneys', accountants', investigators' and experts' fees and expenses, sustained or incurred in connection with the defense or investigation of any claim or action.

    "Material Contract" shall mean any Contract required to be described in the Disclosure Schedule pursuant to Sections 3.9 and/or 3.10 of this Agreement.

    "McLagan Agreement" shall mean that certain agreement dated the date hereof between SBB and Willard McLagan pursuant to which Willard McLagan has: (a) assumed all obligations of SBB under the Baxter Fentriss Agreement to pay fees to Baxter Fentriss and Company in connection with this Agreement and the Consolidation and (b) agreed to reimburse SBB at the Closing for any and all fees paid by SBB to Baxter Fentriss and Company prior to the Closing.

    "Newco" shall have the meaning set forth in the Recitals.

    "Non-Dissenting Shareholders" shall mean the holders of shares of SBB Common Stock immediately prior to the Closing which are not Non-Dissenting SBB Shares.

    "Non-Performing Assets" shall mean non-accrual assets (as defined in the OCC Call Report Instructions), restructured assets (as defined in the OCC Call Report Instructions), other real estate owned (as defined in the OCC Call Report Instructions), and other foreclosed property (all property, other than real estate, taken in total or partial satisfaction (by foreclosure or otherwise) of an extension of credit).

    "OCC" shall mean the Office of the Comptroller of the Currency.

    "Out-of-Pocket Costs" shall mean the amount, if any, by which all legal, accounting and printing costs and expenses incurred by SBB in connection with the negotiation, execution and delivery of this Agreement and the letter of intent related to this Agreement, the performance of this Agreement and the closing of the transactions contemplated by this Agreement and the agreements delivered in connection with this Agreement, exceed in the aggregate $150,000.

    "Paying Agent" shall mean the bank or trust company designated by NMB as the Paying Agent.

    "Past Due" shall have the meaning set forth in the OCC Call Report Instructions.

    "Paying Agent Agreement" shall mean the agreement between the Paying Agent, NMB and SBB which sets forth the rights and obligations of the Paying Agent, which agreement shall be consistent with the duties contemplated for the Paying Agent as set forth in this Agreement.

    "Person" shall mean an individual or a partnership, corporation, trust, association, limited liability company, Governmental Authority or other entity.

    "Polluting Substances" shall mean pollutants, contaminants, chemicals, or industrial toxic or hazardous substances or wastes.

    "Real Property" shall mean that certain real property located at 2200 South Sepulveda Boulevard, Torrance, California, which contains the executive offices of SBB.

    "Redemption Agreement" shall mean that certain Redemption Agreement dated the date hereof between SBB and the holders of the SBB Series A Preferred.

    "Regulatory Action" with respect to a Person shall mean any investigation of such Person by any Governmental Authority (other than any regular or customary examination by the OCC or other Governmental Authority regulating commercial banks), or any cease and desist or other order, capital or other directive, civil monetary or other penalty or assessment issued to or assessed on such Person by any Governmental Authority, any consent agreement, memorandum of understanding, supervisory agreement or other agreement between such Person and any Governmental Authority, or any notice from any Governmental Authority that it is considering any of the foregoing.

    "Resulting Bank" shall mean the national bank resulting from the Consolidation.

    "Resulting Bank Common Stock" shall mean the common stock of the Resulting Bank.

    "Resulting Bank Preferred Stock" shall mean the serial preferred stock of the Resulting Bank.

    "SBB Common Stock" shall mean the common stock, par value $1.00 per share, of SBB, as designated on the date hereof.

    "SBB Contract" shall mean any Contract to which any SBB Party is a party or otherwise bound, or to which any asset or property of any SBB Party is subject.

    "SBB Delay" shall mean: (a) the failure of SBB to provide all relevant information regarding SBB to be necessary for all regulatory applications to be completed and filed by July 31, 2001 or to promptly respond to requests for additional information about it from a Regulatory Authority in connection with the applications; and/or (b) the failure of SBB or any Affiliate of SBB to take any other required action of SBB or any Affiliate of SBB under this Agreement or the Voting Agreement such that the Closing is delayed beyond November 15, 2001.

    "SBB Financial Statements" shall mean: (i) the balance sheets of SBB and its consolidated subsidiaries as of December 31, 1999 and 2000, and the related statements of operations, shareholders' equity and cash flows for the years then ended, together with the report of SBB's independent auditors on such financial statements; and (ii) the balance sheet of SBB and its consolidated Subsidiaries as of May 31, 2001 and the related statements of operations, shareholders' equity and cash flows for the five months then ended.

    "SBB Party" shall mean SBB and/or any Subsidiary of SBB.

    "SBB Preferred Stock" shall mean the serial preferred stock, par value $1.00 per share, of SBB, as designated on the date hereof.

    "SBB Series A Preferred" shall mean the series of SBB Preferred Stock designated "Series A 10% Noncumulative Convertible Perpetual Preferred Stock", as designated on the date hereof.

    "SBB Shareholder Approval" shall mean the approval of the holders of SBB Stock necessary under applicable Law to approve the Consolidation.

    "SBB Shareholders" shall mean the holders of the SBB Stock.

    "SBB Stock" shall mean the SBB Common Stock and the SBB Preferred Stock.

    "SBB Third Quarter Earnings" shall mean the net income, if any, of SBB for the quarter ending September 30, 2001, as set forth in the consolidated financial statements of SBB for the quarter ending September 30, 2001, which financial statements shall be prepared from the books and records of SBB in accordance with generally accepted accounting principles consistently applied, and shall present fairly the financial condition, results of operations and cash flows of SBB and its consolidated Subsidiaries as of September 30, 2001 and for the quarter then ended.

    "Securities" shall mean Capital Securities and any other "security" as that term is defined under the Securities Act.

    "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder.

    "Shareholders Meeting" shall have the meaning set forth in Section 5.4 hereof.

    "Stock Equivalents" of any Person shall mean options, warrants, calls, rights, commitments, convertible securities and other securities pursuant to which the holder, directly or indirectly, has the right to acquire (with or without additional consideration) capital stock of such Person.

    "Subsidiary" of any Person shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by such Person.

    "Superior Proposal" shall have the meaning set forth in Section 5.4(c) hereof.

    "Tax Returns" or, individually, a "Tax Return", shall mean any returns, reports or similar statements (including any schedule, exhibit, attachment or amendment thereto) required to be filed with respect to any Tax including, without limitation, any information returns, claims for refund, amended returns and declarations of estimated Tax.

    "Taxes" or, individually, a "Tax", shall mean any Federal, state, local or foreign income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, stamp, environmental, windfall profits, license, alternative minimum or add-on minimum, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, FICA, payroll-related and property taxes, import and customs duties, value-added taxes and other charges or assessments of any kind whatsoever, whether or not measured in whole or in part by net income, and including, without limitation, deficiencies, interest, additions to tax or interest, and penalties with respect thereto, and including expenses associated with contesting any proposed adjustment related to any of the foregoing and including the liability for the payment of amounts with respect to payments of a type described above as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any tax indemnity arrangement or any agreement or arrangement for the allocation or payment of tax liabilities or payment of tax benefits with respect to a combined, consolidated or unitary Tax Return.

    "Tax Liabilities" shall mean all liabilities related to Taxes.

    "Transfer" shall mean sell, assign, transfer, pledge, grant a security interest in, or otherwise dispose of, with or without consideration.

    "Updated Schedules" shall have the meaning set forth in Section 5.8 hereof.

    "Voting Agreement" shall have the meaning set forth in the Recitals to this Agreement.

    The masculine form of words includes the feminine and the neuter and vice versa, and, unless the context otherwise requires, the singular form of words includes the plural and vice versa. The words "herein," "hereof," "hereunder," and other words of similar import when used in this Agreement refer to this Agreement as a whole, and not to any particular section or subsection.

    2.  The Consolidation; Closing.

      2.1  The Consolidation.  On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, in accordance with this Agreement and applicable Law, Newco and SBB shall consolidate (the "Consolidation"), with the Resulting Bank having the name "South Bay Bank, National Association."

      2.2  Effect of the Consolidation.  The Consolidation shall have the effects on Newco and SBB as are specified in 12 USC § 215.

      2.3  Notice of Consummation.  On the Closing Date, NMB and SBB shall cause the Consolidation to be consummated by executing, delivering and filing a Notice of Consummation with the OCC in the form required by the OCC.

      2.4  Charter Documents, By-Laws and Directors.

        (a) As of the Effective Time, the Articles of Association and Bylaws of the Resulting Bank shall be identical to the Articles of Association and Bylaws of SBB as in effect immediately prior to the Effective Time except that the Articles of Association shall not include any designated series of Resulting Bank Preferred Stock (i.e. there shall be no series of preferred stock similar to the SBB Series A Preferred).

        (b) As of the Effective Time, the Board of Directors of SBB shall become the Board of Directors of the Resulting Bank, provided, however, that at the request of NMB prior to the Closing, one or more directors shall resign effective as of the Closing to be replaced by persons designated by NMB.

      2.5  Conversion of Newco Shares.  At the Effective Time, the outstanding shares of the Common Stock, par value $.001 per share, of Newco shall be converted into 1,000 shares of Resulting Bank Common Stock.

      2.6  Conversion of SBB Common Stock.  At the Effective Time, all outstanding shares of SBB Common Stock, other than Dissenting SBB Shares, shall be converted into the right to receive an aggregate of (the "Consolidation Consideration"): (a) (i) $29,112,793.32 less (ii) the Out-of-Pocket Costs plus (iii) the SBB Third Quarter Earnings if the Closing does not occur on or prior to November 15, 2001 and there is no SBB Delay, multiplied by (b) a fraction, the numerator of which shall be the number of outstanding shares of SBB Common Stock minus the number of Dissenting SBB Shares and the denominator of which shall be the number of outstanding shares of SBB Common Stock.

    2.7  Dissenting SBB Shares.  The holders of Dissenting SBB Shares shall be entitled to the rights of dissenting shareholders under 12 USC § 215. If there are any Dissenting SBB Shareholders, the Board of Directors of SBB and/or the Resulting Bank agrees to appoint the person designated by NMB to the committee required to be appointed pursuant to 12 USC § 215(c) to appraise the value of the Dissenting SBB Shares.

    2.8  Closing Payment

        (a)  Paying Agent.  Prior to the Effective Time, SBB and NMB shall enter into the Paying Agent Agreement with the Paying Agent.

        (b)  Payment Procedure.  At the Effective Time, NMB shall deliver the Consolidation Consideration to the Paying Agent. The Paying Agent shall mail, as soon as practicable after the Closing, but within five Business Days, to each Non-Dissenting Shareholder: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing the shares of SBB Common Stock, shall pass, only upon delivery of the certificates to the Paying Agent and shall be in a form and have such other provisions as NMB may reasonably specify) and (ii) instructions for use in effecting the surrender of the certificates in exchange for the Closing Payment. Upon surrender of a certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such certificate shall be entitled to receive in exchange therefor such holder's pro rata share of the Closing Payment, and the certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of the SBB Common Stock which is not registered in the transfer records of SBB, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such certificate or establish to the satisfaction of NMB that such tax has been paid or is not applicable. From and after the Effective Time, each share of SBB Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the holder's pro rata share of the Consolidation Consideration (or, with respect to Dissenting SBB Shares, the rights under 12 USC § 215). No interest will be paid or will accrue on the Closing Payment.

      2.9  Failure to Surrender Certificates; No Liability.  Six months following the Closing Date, the Paying Agent shall return to NMB all Consolidation Consideration relating to shares of SBB Common Stock which have not been surrendered to the Paying Agent and the Paying Agent's duties shall terminate. Thereafter, each Non-Dissenting Shareholder may surrender the certificate evidencing its shares to NMB and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor its pro rata share of the Consolidation Consideration (without interest thereon). None of NMB, Newco, SBB, the Resulting Bank or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      2.10  Withholding Taxes.  The right of any person to receive any payment or consideration pursuant to this Agreement and the transactions contemplated herein shall be subject to any applicable requirements with respect to the withholding of Taxes.

      2.11  Lost, Stolen or Destroyed Certificates.  In the event any certificates evidencing shares of SBB Common Stock shall have been lost, stolen or destroyed, the Paying Agent shall pay to the holder his or her pro rata share of the Consolidation Consideration required pursuant to Section 2.6, upon the making of an affidavit of that fact by the holder thereof with such assurances as the Paying Agent, in its discretion and as a condition precedent to the payment of the share of the Consolidation Consideration, may reasonably require of the holder of such lost, stolen or destroyed certificates, including the posting of a bond or indemnity.

      2.12  Supplementary Action.  If at any time after the Effective Time, any further assignments or assurances in law or any other things are necessary or desirable to vest or to perfect or confirm of record in the Resulting Bank the title to any property or rights of either Newco or SBB, or otherwise to carry out the provisions of this Agreement, the officers and directors of the Resulting Bank are hereby authorized and empowered, in the name of and on behalf of Newco and SBB, to execute and deliver any and all things necessary or proper to vest or to perfect or confirm title to such property or rights in the Resulting Bank and otherwise to carry out the purposes and provisions of this Agreement.

      2.13  The Closing.  The Closing shall take place at the offices of Troy & Gould P.C. on such date as is mutually agreed to by the parties within five Business Days following the satisfaction or waiver of all of the conditions to closing contained in Sections 6 and 7 hereof which are required to be satisfied prior to the Closing, and any other required waiting periods.

    3.  Representations and Warranties of SBB.

    Subject to the exceptions set forth in the Disclosure Schedule dated the date hereof delivered by SBB to NMB concurrently with this Agreement, SBB represents and warrants to NMB as follows:

      3.1  Organization and Capitalization of SBB.

        (a) SBB is a national bank duly organized, validly existing and in good standing under the National Bank Act and has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Complete and correct copies of SBB's current Articles of Association and Bylaws have been delivered to NMB or its attorneys.

        (b) SBB is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions where the nature of its properties and business requires such qualification.

        (c) The authorized capital stock of SBB consists solely of 6,000,000 shares of SBB Common Stock and 3,000,000 shares of SBB Preferred Stock, of which only one series has been created (the SBB Series A Preferred). No SBB Stock is outstanding other than 2,819,641 shares of Common Stock and 180,000 shares of SBB Series A Preferred.

        (d) There are no outstanding Stock Equivalents of SBB. SBB is not obligated to purchase or redeem any Capital Securities.

        (e) SBB has complied with all federal and state securities and blue sky laws in all issuances and purchases of its Securities prior to the date hereof and has not violated any applicable law in making such issuances and purchases of its Securities prior to the date hereof. Any notices required to be filed under federal and state securities and blue sky laws prior to the date hereof have been filed on a timely basis prior to or as so required.

      3.2  Authority; Enforceability.

        (a) This Agreement and the Ancillary Agreements have been duly executed and delivered by SBB and each constitutes a valid and legally binding obligation of SBB enforceable against SBB in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

        (b) The execution and delivery by SBB of this Agreement and the Ancillary Agreements do not, and compliance by SBB with the provisions hereof will not, (i) conflict with or result in a breach or default under any of the terms, conditions or provisions of any SBB Material Contract; or (ii) violate any Law applicable to any SBB Party; or (iii) result in the creation or imposition of any Lien on any asset of any SBB Party.

      3.3  Subsidiaries.  Neither SBB nor any SBB Party has any Subsidiary and does not own, directly or indirectly, any interest or investment (whether equity or debt) in any other Person and no SBB Contract obligates or gives any SBB Party the right to make any such investment.

      3.4  Financial Statements.  The SBB Financial Statements are complete and correct, have been prepared from the books and records of SBB in accordance with generally accepted accounting principles consistently applied throughout the periods involved, except for changes specified therein and except that unaudited financial statements are not accompanied by notes, and present fairly the financial condition, results of operations, shareholders' equity and cash flows of SBB and its consolidated Subsidiaries as of the dates thereof and for the periods specified therein.

      3.5  Tax Matters.

        (a) Each SBB Party has paid all Taxes heretofore required to be paid by such entity and lawfully imposed by any jurisdiction or taxing authority required to be paid by it through the date hereof, and shall timely pay any Taxes required to be paid by it on or before the Closing Date or with respect to any period which includes the Closing Date to the extent any accrual or payment was or is required on or prior thereto.

        (b) Each SBB Party has timely filed all Tax Returns through the date hereof and shall prepare and timely file, in a manner consistent with prior years and applicable laws and regulations, all Tax Returns required to be filed on or before the Closing Date. No SBB Party has requested an extension of the deadline for filing any Tax Return which, without such extension would be required to be filed on or before the Closing Date.

        (c) No penalties, additions to tax, interest or other charges are or will become due with respect to the late filing of any Tax Return of any SBB Party required to be filed on or before the Closing Date.

        (d) All Taxes which any SBB Party has been required to withhold or to collect for payment through the date thereof have been duly withheld, collected and paid.

        (e) With respect to all Tax Returns of each SBB Party, (i) the Disclosure Schedule sets forth a list of each type of periodic Tax Return (by taxing jurisdiction and type of Tax) filed by any SBB Party during the most recent three years and (ii) except as set forth in the Disclosure Schedule, no audit, investigation or examination is in progress and no extension of time is in force with respect to any date on which any Tax Return was or is to be filed and no waiver or agreement is in force for the extension of time for the assessment or payment of any Tax.

        (f)  The Disclosure Schedule sets forth the status of all audits, examinations, actions, suits, investigations, claims or assessments of the Tax Returns of any SBB Party for each fiscal year for which the statute of limitations has not expired, including the amounts of any deficiencies and additions to tax, interest and penalties indicated on any notices of proposed deficiency or statutory notices of deficiency, and the amounts of any payments made by any SBB Party with respect thereto.

        (g) Each SBB Party has delivered to NMB correct and complete copies of all Tax Returns filed on or after January 1, 1998, examination reports, and statements of deficiencies assessed against or agreed to by any SBB Party.

        (h) There is no unassessed tax deficiency proposed or threatened against any SBB Party. All deficiencies asserted or assessments made as a result of any audit, examination or similar governmental action with respect to any Tax Return have been paid in full. There are no Liens for Taxes upon assets of any SBB Party except for Liens relating to current Taxes not yet due and for which an adequate accrual has been made in accordance with GAAP. All agreements or arrangements of any SBB Party for the allocation or payment of Tax liabilities or payment of Tax benefits with respect to a consolidated, combined or unitary Tax Return which includes any SBB Party will terminate prior to the Closing Date and no SBB Party will have any liability thereunder on or after the Closing Date.

        (i)  There are no Tax rulings, requests for rulings, or closing agreements concerning any SBB Party which could affect any SBB Party's liability for Taxes for any period after the Closing Date.

        (j)  No property of any SBB Party is "tax-exempt use property" within the meaning of Section 168(h) of the Code or property that any SBB Party will be required to treat as being owned by another person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, in effect immediately before the enactment of the Tax Reform Act of 1986.

        (k) No SBB Party has ever filed a consent under Section 341(f) of the Code (or any corresponding provision of state, local or foreign income tax law) concerning collapsible corporations or agreed to have Section 341(f) of the Code (or any corresponding provision of state, local or foreign income tax law) apply to any disposition of any asset owned by it. No SBB Party has made any payments, is currently obligated to make any payments or is a party to any agreement, including this Agreement, that could reasonably be expected to obligate any SBB Party to make any payments that will not be deductible under Section 280G of the Code. No SBB Party is or has been a United States real property holding company (as defined in Section 897(c)(1)(ii) of the Code. No SBB Party has or had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country. No SBB Party has provided any person or the Internal Revenue Service with the verified written statement described in Section 1042(b)(3) of the Code pursuant to which a party consents to the application and related liability for the imposition of excise tax provisions of Section 4978 and 4979A of the Code.

        (l)  No SBB Party is a party to any Tax indemnity, Tax sharing or Tax allocation agreement. No SBB Party (A) has been a member of an affiliated group of corporations within the meaning of IRC Section 1504 or (B) has any liability for the Taxes of any Person

    (other than said SBB Party) under IRC § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

        (m) The Disclosure Schedule sets forth the following information with respect to each SBB Party as of December 31, 2000: (A) the tax basis in its assets; and (B) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to such SBB Party.

      3.6  Real Property and Assets.

        (a) Schedule 3.6 sets forth a list of the fixed assets of SBB as of the Current Balance Sheet, and with respect to such assets, the date of acquisition, cost, depreciable life and current book value.

        (b) SBB has good and marketable title to all of its assets of material value to it whether real, personal, tangible or intangible which are reflected on the Current Balance Sheet or acquired thereafter, free and clear of all Liens except for (i) Liens that are reflected in the Current Balance Sheet; (ii) Liens for current taxes not yet delinquent; (iii) assets sold or transferred in the ordinary course of business and consistent with prudent business practice since the date of the Current Balance Sheet; (iv) restrictions imposed by Law; and (v) easements and restrictions which are neither individually nor in the aggregate material to SBB or its Business Condition.

        (c) The Disclosure Schedule identifies each real property that any SBB Party owns or leases, whether such real property is owned or leased. SBB has no options to purchase real property. Each SBB Party enjoys peaceful and undisturbed possession under all material leases for the use of real property under which it operates.

        (d) All material assets currently used by any SBB Party are in good operating condition and repair, normal wear and tear excepted.

      3.7  Environmental Liabilities.

        (a) SBB has conducted and is conducting its business, and has used and is using its properties, whether currently owned, operated or leased or owned, operated or leased by it any time in the past, in compliance with all applicable Environmental Laws.

        (b) Neither SBB nor any property currently owned, operated or leased or which has been owned, operated or leased by SBB, nor to the actual knowledge of any director or executive officer of SBB any property securing any loan of SBB, is subject to any pending or threatened investigation of which SBB has either actual knowledge or written notice, or any pending or threatened action or proceeding, including any notice of violation, by any Governmental Authority regarding contamination of any part of the property or infractions of any Environmental Law or any license or permit issued by any Governmental Authority pursuant to any such law.

        (c) No Polluting Substance has been or is presently located on or under any property which is currently or has been owned, operated or leased by SBB, or to the actual knowledge of any director or executive officer of SBB, any property securing any loan of SBB, except for office supplies, cleaning supplies, photocopying materials and other materials of similar nature, kept by SBB in the ordinary course of its business.

        (d) SBB has not taken any action with respect to the origination, administration or collection of any loan or the foreclosure of any collateral for a loan which could expose it to liability under any Environmental Law.

        (e) For purposes of this Section only, the term "SBB" includes any present or former Subsidiary of SBB and any Person otherwise controlled by SBB within the meaning of Environmental Laws.

      3.8  Actions.  There is not, and has not been since January 1, 1998, any pending or, to the Best Knowledge of SBB, threatened Action to which any SBB Party is a party or otherwise involving any SBB Party, and no SBB Party is subject to any judgment, order, writ, injunction or decree. Since January 1, 1998, there has been no claim by any director, officer of employee of any SBB Party for indemnification. Neither any SBB Party nor any director or officer of an SBB Party is now or at any time since January 1, 1998 been subject to any Regulatory Action. To the Best Knowledge of SBB, there are no facts which would reasonably afford the basis for any Action or Regulatory Action against SBB.

      3.9  Employee Contracts and ERISA Plans.

        (a) All Employee Plans which are now maintained by any SBB Party or have been maintained by any SBB Party at any time after January 1, 1996 are identified in the Disclosure Schedule. True and complete copies of all written documents listed on the Disclosure Schedule have been furnished to NMB or its agents. The Disclosure Schedule summarizes all significant oral agreements listed therein.

        (b) Except as listed in the Disclosure Schedule, neither SBB nor any entity that is a member of a "controlled group of corporations" or that is under "common control" with SBB, within the meaning of IRC Section 414(b) or (c) (an "ERISA Affiliate"), has ever maintained, contributed to (or been required to contribute to), or sponsored a "multiemployer plan," within the meaning of ERISA Section 3(37)(a). SBB has never maintained, contributed to (or been required to contribute to), or sponsored a "defined benefit plan," within the meaning of ERISA Section 3(35).

        (c) Any ERISA Plan has been administered in substantial compliance with ERISA, the IRC and the terms of such ERISA Plan, and there is no pending or threatened litigation relating to any ERISA Plan.

        (d) Any ERISA Plan that is a "pension plan" within the meaning of ERISA Section 3(2) (collectively, the "Pension Plans") has received a favorable determination letter from the IRS under IRC Section 401(a).

        (e) Neither SBB nor any fiduciary of any Pension Plan has engaged in any transaction that is prohibited by ERISA Section 406 or the regulations thereunder for which an exemption does not exist.

        (f)  No Pension Plan is currently in effect, and no current or former employee or officer of SBB or any Subsidiary is entitled to any present or future payment with respect to any Pension Plan.

        (g) Any payments required to be made pursuant to the terms of any Employee Plan that relate to any period prior to the Closing will have either been timely made or accrued on the books of SBB in accordance with generally accepted accounting principles.

        (h) No SBB Party offers or has ever in the past offered health benefits for retired employees except to the extent required by applicable Law.

        (i)  The Disclosure Schedule lists separately all agreements or other arrangements pursuant to which the consummation of the transactions as contemplated hereunder will (i) entitle any current or former employee or officer of any SBB Party to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer. The consummation of the transactions as contemplated hereunder will not result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the IRC for which an exemption is not available or the cost of which is not borne by the former employee or his beneficiary.

        (j)  No liability under Title IV of ERISA has been incurred by SBB or any ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to SBB or any ERISA Affiliate of incurring directly or indirectly a liability under such Title, other than liability for premiums due the Pension Benefit Guaranty Corporation.

        (k) Each Employee Plan is in full force and effect, and neither SBB nor any other party is in default under any Employee Plan. There have been no claims of default and, there are no facts or conditions which if continued, or on notice, will result in a default under any of these contracts or arrangements.

      3.10  Contracts.  The Disclosure Schedule sets forth a list of the following SBB Contracts, other than Contracts for loans by SBB made in the ordinary course of business or for deposits accepted by SBB in the ordinary course of business:

        (a) A Contract which is to be performed in whole or in part at or after the date of this Agreement and which (i) cannot be canceled upon 30 days' notice or less and involves aggregate future payments by or to any SBB Party of more than $25,000; (ii) involves material non-monetary obligations to be performed later than one year from the date hereof; (iii) otherwise materially affects any SBB Party or such party's Business Condition; or (iv) was not entered into in the ordinary course of business;

        (b) A Contract pursuant to which any SBB Party (i) has incurred Indebtedness; or (ii) has made or committed to make a loan in excess of $25,000;

        (c) A Contract regarding advertising, brokerage, licensing, management, representative or agency relationships;

        (d) A Contract with or concerning any labor or employee organization;

        (e) A Contract for the Transfer of any properties, assets or rights of any SBB Party for consideration in excess of $25,000 or for the grant of any preferential right to purchase any of such assets, properties or rights, or which requires the consent of any third party to the Transfer of such assets, properties or rights;

        (f)  A Contract with any Affiliate of any SBB Party;

        (g) A Contract involving an amount in excess of $25,000 or any material right of SBB (i) under which the benefits cannot be retained upon the consummation of the transactions contemplated by this Agreement without the written consent or approval of other parties, (ii) under which there will be a default as a result of the consummation of the transactions contemplated by this Agreement unless such other parties provide written consent or approval or (iii) which would require the making of any payment, other than payments as contemplated by this Agreement, to any employee of any SBB Party or to any other Person as a result of the consummation of the transactions contemplated herein;

        (h) A Contract involving the lease of real or personal property;

        (i)  A Contract for data processing, item processing or internet banking;

        (j)  A Contract for the offer or sale of securities or insurance products to customers of SBB or at SBB's facilities;

        (k) A merchant or credit card Contract;

        (l)  A Contract with a Governmental Authority;

        (m) A Contract providing any SBB Party the right or license to use or exploit the IP of any other Person other than shrink-wrap licenses; and/or

        (n) A Contract requiring any SBB Party to make capital expenditures in excess of $25,000.

      3.11  Absence of Liabilities.  Except as set forth in the Current Balance Sheet, no SBB Party has any Indebtedness, obligation or liability, absolute, accrued, contingent or otherwise, except for liabilities incurred in the ordinary course of business since the date of the Current Balance Sheet which individually or in the aggregate would not have a material adverse effect on the Business Condition of SBB.

      3.12  Licenses; Compliance with Laws and Contracts.

        (a) Each SBB Party:

        (i)
        has all franchises, permits, licenses, and other rights which it currently deems necessary for the conduct of its business and to the Best Knowledge of SBB, there is not any basis for the denial of such rights in the future;

        (ii)
        is in compliance with, and is not in violation of, any Law;

        (iii)
        has performed all of the material obligations required to be performed by it to date under all Material Contracts and is not in material default under any such Material Contract.

        (b) To the Best Knowledge of SBB: (i) each other party to a Material Contract has performed all of the material obligations required to be performed by it to date under such Contract and is not in material default thereunder; and (ii) no event has occurred or circumstances exist which, with notice or lapse of time or both, would constitute a breach of any Material Contract.

      3.13  Insurance. Schedule 3.13  lists each insurance policy maintained by any SBB Party at any time since January 1, 2000, whether such policy is currently in effect, a general description of each such policy, and a summary of each claim made under any such policy since January 1, 2000. SBB has separately provided to NMB a true and correct list of each such insurance policy. Each SBB Party has in full force and effect insurance with respect to its assets and businesses against such casualties and contingencies and of such types and forms and to such extent as is customary in the case of national banks.

      3.14  Labor Relations.  There is no pending or, to the Best Knowledge of SBB, threatened labor dispute, strike or work stoppage affecting any SBB Party. SBB has conducted and conducts its business in all material respects in accordance with all laws and regulations regarding employment, unfair labor practices and nondiscrimination.

      3.15  Absence of Certain Changes or Events.  Since December 31, 2000 there has not been:

        (a) Any material damage, destruction or loss (whether or not covered by insurance) to tangible assets of any SBB Party;

        (b) Any declaration, setting aside or payment of any dividend or other distribution with respect to any Capital Securities of SBB, or any direct or indirect redemption, purchase or other acquisition by SBB of Securities of SBB;

        (c) Any issuance by SBB, or any SBB Contract obligating SBB to issue, sell or deliver any Securities;

        (d) Any Lien created affecting any assets of any SBB Party or assumed by any SBB Party with respect to any such assets except for purchase money for security interests in assets acquired by any SBB Party in the ordinary course of business, consistent with past practices;

        (e) Any Indebtedness or other material liability, guarantee or obligation (whether absolute, accrued, contingent, or otherwise) incurred, or other transaction engaged in by any SBB Party, other than in the ordinary course of business, consistent with past practices;

        (f)  Any Transfer of any fixed asset of any SBB Party with a book value in excess of $25,000;

        (g) Any waiver or release of any right or claim of any SBB Party, except in the ordinary course of business;

        (h) Any increase in the compensation payable or to become payable by any SBB Party to any of its officers, employees, agents or consultants, or any payment or commitment or obligation of any kind for the payment by any SBB Party of a bonus (other than a bonus of up to $60,000 reserved for payment to certain officers of SBB) or other additional salary or compensation to any such person, except in the ordinary course of business consistent with past practices of such SBB Party;

        (i)  Any change in the method of accounting including, without limitation, any change in depreciation or amortization policies or rates, by any SBB Party from the methods consistently applied throughout the periods covered by SBB Financial Statements;

        (j)  Any amendment or termination of any Contract which would be a Material Contract if such Contract were in effect as of the date of this Agreement, other than in the ordinary course of business;

        (k) Any other event, development or condition of any character that, in light of the facts and circumstances currently known to SBB, has had or could have a material adverse effect on the Business Condition of the SBB Parties taken as a whole (other than as a result of general economic conditions); or

        (l)  Any Contract, other than this Agreement, by which SBB will or could be obligated to undertake or engage in any action described in the preceding clauses (a) through (k).

      3.16  Filing of Reports.  Since January 1, 1996, SBB has timely filed all reports, notices, financial information and other documents ("Regulatory Reports") required to be filed with the OCC, the FDIC and all other Governmental Authorities, which Regulatory Reports were complete and accurate in all material respects and complied in all material respects with all applicable Laws. No material deficiencies have been asserted by any Governmental Authority with respect to the Regulatory Reports.

      3.17  Loan Portfolio.

        (a) Schedule 3.17(a) lists, as of June 30, 2001, each loan reflected on the Current Balance Sheet, which list sets forth, with respect to each loan, the current principal balance, current interest rate, maturity date, collateral and type and, with respect to loans other than commercial real estate loans, the original principal balance.

        (b) Schedule 3.17(b) lists as of the date of the Current Balance Sheet each loan (i) with respect to which, to the Best Knowledge of SBB, there has been any material deterioration in the value of the collateral since the date of origination; (ii) with respect to which any principal or interest payment due under the terms of the loan instrument is currently 60 days or more delinquent, or has been 60 days or more delinquent on two or more occasions over the last two years; (iii) which, where such loan is secured by real property, is not secured by a valid and perfected mortgage lien and covered by adequate title insurance payable to the SBB; (iv) which, where such loan is secured by real property, is not secured by a valid and perfected first priority mortgage lien except where the junior lien is not the principal security for the loan; (v) which is unsecured and in an amount in excess of $5,000; or (vi) which is not in all respects a binding obligation of the respective obligor, except as such obligation may be limited by the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally or the availability of equitable remedies.

        (c) Schedule 3.17(c) lists as of the date of the Current Balance Sheet all letters of credit and/or any other off-balance sheet commitments, and with respect to each such letter of credit or commitment, the origination date, the maximum amount, the unused portion, the expiration date, the maturity date, type and other material terms.

        (d) All loans, leases, loan commitments and letters of credit made by SBB have been made in the ordinary course of business in accordance with SBB's customary lending practices and procedures, safe and sound banking practices and in compliance with applicable Law. SBB's files contain all original notes, leases, letters of credit and other documents a prudent lender would have with respect to its loans, including loan agreements, loan participation agreements and certificates, security agreements, deeds of trust and mortgages, guarantees, financing statements, and all amendments to any of the foregoing ("Loan Documents"). All Loan Documents are correct as to amount, genuine as to signatures of every party thereto, and were given for valid consideration and are enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies. None of the obligations represented by the Loan Documents have been modified, altered, forgiven, discharged, waived or otherwise disposed of except as indicated by written instruments in the loan files which are included as part of the Loan Documents. No loan or lease of SSB is subject to any offset.

        (e) Schedule 3.17(e) lists any and all assets of SBB which have been classified Substandard, Doubtful or Loss, designated "Special Mention," are troubled debt restucturings, are past due and/or non-accrual as of December 31, 2000 and as of the date of the Current Balance Sheet. Except as set forth in Schedule 3.17(e), SBB has no other assets which under applicable Law should have been classified Substandard, Doubtful or Loss, designated "Special Mention," are troubled debt restucturings, are past due and/or non-accrual as of December 31, 2000 or as of the date of the Current Balance Sheet. SBB has not been advised orally or in writing by the OCC, by its own internal auditors/examiners or any other auditor/examiner that any of such assets have been improperly classified or that any other asset of SBB may be required to be so classified or designated.

        (f)  SBB has originated, purchased, sold, funded, serviced, collected, administered and foreclosed upon all loans, loan participations, loan commitments and letters of credit, and has received, accepted and denied all loan applications in compliance with all applicable Laws, including without limitation the Truth in Lending Act, as amended; the Equal Credit Opportunity Act, as amended; the Fair Housing Act, as amended; the Home Mortgage Disclosure Act of 1975, as amended; the Real Estate Settlement Procedures Act of 1974, as

    amended; the Flood Disaster Protection Act of 1973, as amended; the Equal Credit Opportunity Act, as amended, and all regulations and rulings thereunder

        (g) There has been no change in the loan portfolio of SBB between April 2001 and the date hereof which would require a material increase in SBB's allowance for loan losses, both general and specific, under regulatory requirements or generally accepted accounting principles, consistently applied with past practices. As of the Closing SBB's allowances for loan losses, both general and specific, will be in accordance with all regulatory requirements and generally accepted accounting principles, and will be sufficient to absorb all losses from loans based on facts, circumstances and conditions existing as of the Closing. Schedule 3.17(g) sets forth the loan loss reserve analysis as of December 31, 2000 and as of March 31. 2001.

      3.18  Loans Sold.  Schedule 3.18 lists each loan or loan participation sold by any SBB Party which loan or loan participation was outstanding as of the date of this Agreement, and, with respect to each such loan, similar information as of the Current Balance Sheet Date to that set forth in Schedule 3.17(a) for loans receivable. With respect to any loan participation sold, all payments on the related loan will be distributed between SBB and the loan participant based on their respective participation percentages as disclosed in Schedule 3.18, SBB has not subordinated its right to payment in whole or in part to any loan participant, and each party will bear its pro rata share (based on disclosed participation percentage) of any loss on each loan in the event of default by the borrower.

      3.19  Deposits.  Schedule 3.19 sets forth a list, as of December 31, 2000 and the date of the Current Balance Sheet, of all deposits of SBB by type of account, weighted average rate and maturity, of any Contract with any depositor outside the ordinary course of business (other than loan relationships), and of any arrangement outside the deposit relationship with a depositor which, if terminated or modified, could result in the withdrawal by the depositor of a material amount of deposits.

      3.20  IP.  Schedule 3.20 lists all trademarks, tradenames, service marks and other material IP used in the business of SBB ("SBB IP"), whether such SBB IP is owned or licensed and, if licensed, an accurate summary of the licenses. The use by SBB of the SBB IP does not infringe upon or violate the rights of any other Person.

      3.21  Budget.  SBB has furnished to NMB a true and complete copy of its budget for 2001 and its assumptions underlying the budget. The budget was prepared in the ordinary course of business and not in contemplation of the Consolidation or any other sale of SBB and has been reviewed and approved by the Board of Directors of SBB.

      3.22  Brokers.  No SBB Party has retained or otherwise engaged or employed any broker, finder or any other person, or paid or agreed to pay any fee or commission to any agent, broker, finder or other person, for or on account of acting as a finder or broker or to render any fairness or similar opinion in connection with this Agreement or the transactions contemplated hereby, except that SBB has retained Baxter Fentriss and Company pursuant to the Baxter Fentriss Agreement. A true and correct copy of the Baxter Fentriss Agreement, as amended to date, has been provided to NMB. SBB and Willard McLagan have entered into the McLagan Agreement, which Agreement is in full force and effect and is valid and binding on and enforceable against McLagan and SBB in accordance with its terms.

      3.23  Board Approval.  The Board of Directors of SBB has duly approved this Agreement.

      3.24  Minute Books.  The minute books of SBB contain a complete summary of all meetings of directors and stockholders since the time of incorporation and reflect all transactions referred to in such minutes accurately in all material respects.

      3.25  Accuracy of Information.  All files, documents, agreements, instruments, reports and written information supplied by SBB were complete and correct in all material respects as of the date at which the information was furnished and, as of such date, contained no untrue statement of a material fact nor omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

    4.  Representations and Warranties of NMB.

    NMB represents and warrants to SBB as follows:

      4.1  Organization and Capitalization of NMB.

        (a) NMB is a corporation duly organized, validly existing and in good standing under the laws of the state of California and has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

        (b) NMB is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions where the nature of its properties and business requires such qualification.

      4.2  Authority; Enforceability.

        (a) This Agreement has been duly executed and delivered by NMB and constitutes a valid and legally binding obligation of NMB enforceable against NMB in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

        (b) The execution and delivery by NMB of this Agreement do not, and compliance by NMB with the provisions hereof will not, (A) conflict with or result in a breach or default under any of the terms, conditions or provisions of any Contract to which NMB or any Subsidiary of NMB, including Newco, is a party or otherwise bound, or to which any asset or property of NMB or any Subsidiary of NMB is subject; (B) violate any Law applicable to NMB or any Subsidiary of NMB; or (C) result in the creation or imposition of any Lien on any asset of NMB or any Subsidiary of NMB.

      4.3  Brokers.  NMB has not retained or otherwise engaged or employed any broker, finder or any other person, or paid or agreed to pay any fee or commission to any agent, broker, finder or other person, for or on account of acting as a finder or broker in connection with this Agreement or the transactions contemplated hereby.

      4.4  Board Approval.  The Board of Directors of NMB has duly approved this Agreement.

      4.5  Regulatory Approval.  NMB knows of no reason why any regulatory approval required in connection with the transactions contemplated by this Agreement may not be obtained.

      4.6  Funds.  Assuming compliance by SBB with this Agreement, NMB will have the funds necessary to pay the Consolidation Consideration.

    5.  Pre-Closing Covenants.

      5.1  Conduct of Business.  Prior to the Effective Time, except as contemplated by this Agreement, unless NMB has consented in writing thereto, SBB agrees to:

        (a) conduct its operations according to its ordinary and usual course of business; provided that SBB may purchase a "tail" on its directors and officers liability insurance policy for a premium not to exceed $25,000;

        (b) use its best efforts to preserve intact its respective business organizations and goodwill, keep available the services of its respective officers and employees and maintain satisfactory relationships with those Persons having business relationships with it;

        (c) confer on a regular basis with one or more representatives of NMB to report operational matters of materiality and any proposals to engage in any material transactions;

        (d) not propose, adopt, or authorize any amendment to its Articles of Association or Bylaws;

        (e) not authorize, issue, grant, award, purchase, retire or redeem any Securities of SBB, or effect any stock split, combination, recapitalization or otherwise change its capitalization as it existed on the date of this Agreement and except that SBB may redeem the SBB Series A Preferred as contemplated by the Redemption Agreement;

        (f)  not declare, set aside or pay any dividend or distribution payable in cash, stock or property with respect to shares of its Capital Securities, except that SBB may pay the stated quarterly dividend on the SBB Series A Preferred;

        (g) not authorize, recommend or propose, or announce an intention to propose, any transaction, or enter into any agreement or arrangement with any other party, that could have a material adverse effect on its Business Condition;

        (h) except in the ordinary course of business consistent with past practice, not (A) acquire or Transfer any assets, (B) create or permit to exist any Lien on any assets, (C) relinquish, forfeit or waive any right under any SBB Contract, or (D) enter into any other material transaction;

        (i)  not incur any Indebtedness, except for deposits;

        (j)  not enter into, amend or terminate any Contract with any Affiliate of SBB or waive any rights under any such Contract;

        (k) not adopt or amend any Employee Plan, increase compensation or benefits payable to employees under any Plan or otherwise, pay any bonuses to any employees (except that SBB may pay bonuses to officers up to an aggregate of $60,000 which have been reserved prior to the date hereof), hire or appoint any new executive officers or hire any new employees other than on an at-will basis for reasonable compensation consistent with past practice;

        (l)  not enter into any transaction involving an obligation in excess of $25,000, except for obligations in connection with this Agreement, commitments in effect on the date of this Agreement which are described in the Disclosure Schedule, loans and loan commitments in the ordinary course of business consistent with past practice, and deposits in the ordinary course of business consistent with past practice;

        (m) not enter into any Contract which could require payments by SBB or to SBB of in excess of $50,000 during the term of the Contract; and

        (n) not amend any Material Contract or Ancillary Agreement.

      5.2  Inspection of Records.  From the date hereof to the Effective Time, SBB shall allow the duly authorized and appropriate officers, attorneys, accountants and other representatives of NMB access at all reasonable times to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, Contracts and financial position, or otherwise pertaining to, the business and affairs of the SBB Parties. No inspection or review by NMB or its officers, attorneys, accountants and other representatives made before or after the date hereof will affect the representations and warranties made by SBB hereunder, and the representations and warranties will survive such inspection and review.

      5.3  Acquisition Proposals.

        (a) During the period from the date hereof and extending through the earlier of termination of this Agreement or the Closing (the "Proposal Period"), SBB shall not, nor shall it permit any SBB Party or any officer, director, employee, investment banker, attorney or other advisor or other representative of any SBB Party, directly or indirectly, to (i) solicit, initiate or encourage the making, announcement or submission of any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or enter into any Contract with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that this Section 5.3 shall not prohibit SBB from furnishing information regarding the SBB Parties to, or entering into discussions with, any Person who has submitted (and not withdrawn) to SBB an unsolicited, written, bona fide Acquisition Proposal that SBB's Board of Directors reasonably concludes (based upon the written advice of its financial adviser) may constitute a Superior Proposal (as defined in Section 5.4) if (1) neither SBB nor any representative of any SBB Party shall have violated any of the restrictions set forth in this Section 5.3, (2) SBB's Board of Directors concludes in good faith, based upon the advice of SBB's outside legal counsel, that such action is required in order for SBB's Board of Directors to comply with its fiduciary obligations to SBB's shareholders under applicable Law, and (3) prior to furnishing any such nonpublic information to, or entering into any such discussions with, such Person, SBB gives NMB written notice of the identity of such Person and all of the material terms and conditions of such Acquisition Proposal and of SBB's intention to furnish information to, or enter into discussions with, such Person, SBB receives from such Person an executed confidentiality agreement similar to the one NMB executed, and contemporaneously with furnishing any such information to such Person, SBB furnishes such information to NMB (to the extent such information has not been previously furnished by SBB to NMB). Upon execution of this Agreement, SBB shall, and shall cause each SBB Party and the officers, directors, employees, investment bankers, attorneys, agents and other representatives of each SBB Party to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted previously regarding an Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means any offer or proposal relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) any acquisition or purchase from SBB by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 10% interest in the total outstanding voting securities of any SBB Party or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 10% or more of the total outstanding voting securities of any SBB Party or any merger, consolidation, business combination or similar transaction involving any SBB Party pursuant to which the shareholders of SBB immediately preceding such transaction would hold less than 90% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 10% of the assets of SBB; or (C) any liquidation or dissolution of SBB.

        (b) In addition to the obligations of SBB set forth in Section 5.3 (a), SBB shall promptly advise NMB orally and in writing of any request for information or of any Acquisition Proposal, or any inquiry with respect to or which is expected to lead to any Acquisition

    Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making any such Acquisition Proposal or inquiry. SBB will keep NMB fully informed of the status and details of any such request, Acquisition Proposal or inquiry.

      5.4  Shareholder Approval; Preparation of Proxy Statement.

        (a) SBB will, as soon as practicable following the date of this Agreement, but no later than September 17, 2001, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") for the purpose of obtaining SBB Shareholder Approval. Subject to the provisions of Section 5.4(c): (i) SBB will, through its Board of Directors, recommend to the SBB Shareholders that SBB Shareholder Approval be given; (ii) the proxy statement and other soliciting materials furnished by the SBB Board of Directors to the SBB Shareholder in connection with the Shareholders Meeting (the "Proxy Materials") shall include a statement to the effect that SBB's Board of Directors recommends that SBB Shareholder Approval be given at the Shareholders Meeting; and (iii) neither SBB's Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to NMB, the recommendation of SBB's Board of Directors that SBB Shareholder Approval be given at the Shareholders Meeting. Without limiting the generality of the foregoing, SBB agrees that its obligations pursuant to the first sentence of this Section 5.4(a) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to SBB of any Acquisition Proposal (including a Superior Proposal) or (B) the withdrawal or modification by SBB's Board of Directors of its recommendation of this Agreement, the Consolidation or SBB Shareholder Approval.

        (b) The Proxy Materials shall not contain any misstatement of material fact or omit to state any material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Shareholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Materials, SBB will promptly prepare and mail to the SBB Shareholders such an amendment or supplement. SBB shall provide NMB with copies of any Materials, or any amendment or supplement thereto, at least five Business Days (three Business Days for an amendment or supplement) prior to mailing or delivering such Materials to the SBB Shareholders and will not mail or send any Proxy Materials, or any amendment or supplement thereto, to which NMB reasonably objects.

        (c) Nothing in this Agreement shall prevent SBB's Board of Directors from withholding, withdrawing, amending or modifying its recommendation in favor of the Consolidation prior to receipt of Shareholder Approval if (i) a Superior Proposal is made to SBB and is not withdrawn, (ii) SBB shall have provided written notice to NMB (a "Notice of Superior Proposal") advising NMB that SBB has received a Superior Proposal, specifying all of the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, (iii) NMB shall not have made, within five Business Days of NMB's receipt of the Notice of Superior Proposal, an offer that SBB's Board by a majority vote determines in its good faith judgment, based upon the written advice of its financial adviser, to be at least as favorable to the SBB Shareholders as such Superior Proposal (it being agreed that SBB's Board of Directors shall convene a meeting to consider any such offer by NMB promptly following the receipt thereof), (iv) SBB's Board of Directors concludes in good faith, based on the written advice of its outside counsel, that, in light of such Superior Proposal, the withholding, withdrawal, amendment or modification of such recommendation is required in order for SBB's Board of Directors to comply with its fiduciary obligations to SBB's shareholders under applicable law and (v) SBB shall not have violated any of the restrictions set forth in Section 5.3 or this Section 5.4. SBB shall provide NMB with at least three Business Days prior notice (or such lesser prior notice as provided to the members of SBB's Board of Directors but in no event less than twenty-four hours) of any meeting of SBB's Board of Directors at which SBB's Board of Directors is reasonably expected to consider any Acquisition Proposal to determine whether such Acquisition Proposal is a Superior Proposal. For purposes of this Agreement, "Superior Proposal" shall mean an unsolicited, bona fide written offer made by a Person (other than an Affiliate of SBB) to consummate any of the following transactions: (i) a merger or consolidation involving SBB pursuant to which the shareholders of SBB immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any Person (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving SBB), directly or indirectly, of ownership of 100% of the then outstanding shares of SBB Stock, on terms that the disinterested members of SBB's Board of Directors determines, in its reasonable judgment (based on the written advice of its financial adviser) to be more favorable to SBB Shareholders than the terms of the Consolidation; provided, however, that any such offer shall not be deemed to be a "Superior Proposal" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the reasonable judgment of SBB's Board of Directors (based upon the written advice of its financial adviser) to be obtained by such third party on a timely basis.

      5.5  Filings.  Each of SBB and NMB will use its reasonable best efforts and will cooperate with the other in the preparation and filing, as soon as practicable, of all documents and applications required to obtain regulatory approvals and consents for the Consolidation by September 30, 2001, including, but not limited to filings with the OCC and the FRB (the "Acquisition Application") by July 31, 2001 and publishing the required public notices of the Consolidation. NMB will include with the Acquisition Application the Interim Bank Charter Application to charter Newco. The parties will execute an addendum to this Agreement to include Newco as a party hereto upon the commencement of the legal existence of Newco. NMB and SBB shall use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement.

      5.6  Third Party Consents.  SBB will use its best efforts to obtain all consents and approvals required under any lease, insurance policy or other SBB Contract (a) under which the benefits cannot be retained upon the consummation of the transactions contemplated by this Agreement without the written consent or approval of the other party(ies), and/or (b) under which there will be a default as a result of the consummation of the transactions contemplated by this Agreement unless such other parties provide written consent or approval.

      5.7  Publicity.  Each party may issue a press release announcing this Agreement and the proposed Consolidation. Each party shall provide a draft of such press release to the other party a reasonable time prior to its issuance and shall duly consider any comments from such party. Neither SBB nor NMB shall make any other public announcement, by press release or otherwise, of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other, which consent will not be unreasonably withheld, unless such party shall determine upon the advice of counsel that such a release is required by law and sufficient time is not available to obtain such consent.

      5.8  Updated Schedules.  Prior to the Closing, SBB shall update Schedules 3.6, 3.17. 3.18 and 3.19 to a date reasonably proximate to the Closing Date (instead of the Current Balance Sheet Date) and shall deliver to NMB a draft of such updated schedules at least two Business Days prior to the Closing and the final updated schedules (the "Updated Schedules") at the Closing.

      5.9  Delivery of Information.  Between the date hereof and the Closing, SBB shall furnish promptly to NMB: (a) when available, but not later than 30 days following the end of each month, consolidated financial statements of SBB and its consolidated subsidiaries for such month and year-to-date, which financial statements shall be prepared from the books and records of SBB in accordance with generally accepted accounting principles consistently applied throughout the periods involved, except for changes specified therein and except that unaudited financial statements need not be accompanied by notes, and shall present fairly the financial condition, results of operations, shareholders' equity and cash flows of SBB and its consolidated Subsidiaries as of the dates thereof and for the periods specified therein; (b) copies of all reports, and filings by any SBB Party with the OCC and copies of all correspondence, notices, examinations and other documents received by any SBB Party from the OCC; (c) any Contract entered into by any SBB Party which would constitute a "Material Contract" if it existed as of the date of this Agreement; and (d) advance notice of any loan which it proposes to make where real estate is the primary collateral and the loan-to-value ratio would exceed 75%.

      5.10  Notice of Changes.  SBB shall promptly notify NMB of: (a) any new Action or Regulatory Action against or involving any SBB Party or any material change in any pending Action or Regulatory Action against or involving any SBB Party; (b) any development, fact or circumstance which, if existing on the date hereof, would cause the representations and warranties of SBB not to be true and correct in all material respects unless set forth in the Disclosure Schedule; (c) any material change in the Business Condition of any SBB Party or any material development regarding any SBB Party.

      5.11  Employee Benefit Plans.  NMB agrees that the employees of SBB will get full credit for years of service for purposes of eligibility, vesting and other benefits under NMB employee benefit plans.

      5.12  Redemption of Series A Preferred.  Prior to the Closing, SBB will redeem the outstanding SBB Series A Preferred in accordance with the Redemption Agreement.

      5.13  Ancillary Agreements.  SBB agrees not to amend, modify or terminate either Ancillary Agreement, waive any rights of SBB under any Ancillary Agreement or release Willard McLagan or any holder of the Series A Preferred from any obligations under any Ancillary Agreement..

      5.14  Dividend.  Upon the request of NMB, SBB's Board of Directors will prior to the Closing declare a dividend payable to the shareholder of SBB immediately following the Closing (NMB) in the amount specified by NMB provided that such dividend shall not result in SBB not being "well-capitalized" under 12 CFR § 6.4 (the prompt corrective action rules of the OCC).

      5.15  Baxter Fentriss Agreement.  SBB agrees that, without the prior written consent of NMB, it will not reimburse, pay or incur expense reimbursement obligations to Baxter Fentriss & Company in excess of an aggregate of $1,500 after the date hereof under the Baxter Fentriss Agreement, and will take any actions necessary to prohibit Baxter Fentriss from becoming entitled under the Baxter Fentriss Agreement to expense reimbursements in excess of an aggregate of $1,500 after the date hereof.

    6.  Conditions Precedent to Obligation of SBB.

    The obligation of SBB to consummate the Consolidation is subject to satisfaction and fulfillment of the following conditions:

      6.1  Compliance by NMB; Representations and Warranties Correct.  All of the terms and conditions of this Agreement to be complied with and performed by NMB at or before the Closing shall have been complied with and performed in all material respects, and the representations and warranties made by NMB in this Agreement shall be true and correct in all material respects at and as of the Closing with the same force and effect as though such representations and warranties had been made at and as of the Closing. NMB and Newco shall have delivered to SBB a certificate, dated as of the Closing and signed on behalf of NMB and Newco by one or more of their executive officers, certifying to the satisfaction and fulfillment of these conditions.

      6.2  No Actions.  No Action seeking to enjoin or prohibit the Consolidation shall be pending.

      6.3  Shareholder Approval.  SBB Shareholder Approval shall have been obtained.

      6.4  Regulatory Approval.  All necessary regulatory approvals shall have been obtained.

    7.  Conditions Precedent to Obligation of NMB.

    The obligation of NMB to consummate and to cause Newco to consummate the Consolidation is subject to satisfaction and fulfillment of the following conditions:

      7.1  Compliance by SBB; Representations and Warranties Correct.  All of the terms and conditions of this Agreement to be complied with and performed by SBB at or before the Closing, and all terms and conditions of the SBB and its Affiliates under the Voting Agreement and the Ancillary Agreements to be complied with and performed at or before the Closing, shall have been complied with and performed in all material respects, and the representations and warranties made by SBB in this Agreement shall be true and correct in all material respects at and as of the Closing with the same force and effect as though such representations and warranties had been made at and as of the Closing, except for changes contemplated or permitted in this Agreement (and the representations under Sections 3.6, 3.17, 3.18 and 3.19 shall be deemed applicable to the Updated Schedules). SBB shall have delivered to NMB a certificate, dated as of the Closing, of its Chief Executive Officer and Chief Financial Officer certifying to the satisfaction and fulfillment of these conditions.

      7.2  Consents.  SBB shall have obtained all consents, permits and approvals under any lease, insurance policy or other Material Contract (a) under which the benefits cannot be retained upon the consummation of the transactions contemplated by this Agreement without the written consent or approval of the other party(ies), and/or (b) under which there will be a default as a result of the consummation of the transactions contemplated by this Agreement unless such other parties provide written consent or approval, including without limitation those consents and approvals listed in Sections 3.2 and 3.12 of the Disclosure Schedule.

      7.3  Opinion of Counsel for SBB.  NMB shall have received an opinion of Fried, Bird and Crumpacker, counsel for SBB, dated as of the Closing, in form and substance reasonably satisfactory to NMB and its counsel, containing the opinions set forth in Exhibit A.

      7.4  No Actions.  No Action seeking to enjoin or prohibit the Consolidation shall be pending.

      7.5  Regulatory Approval.  All necessary regulatory approvals shall have been obtained.

      7.6  No Material Adverse Changes.  There does not exist any circumstance and has not occurred any event which has had or could have a material adverse effect on Business Condition of the SBB Parties.

      7.7  Release.  Each director and executive officer of SBB shall have delivered to NMB a release in form and substance satisfactory to NMB from all claims he or she may have against any SBB Party arising prior to the Closing (provided that such release shall not release claims for compensation or directors fees at the usual rates for the pay period in which the Closing occurs and for reimbursement of expenses in accordance the standard policies of SBB or for indemnification rights such director or executive officer may have under applicable law).

      7.8  SBB Dissenting Shares.  The number of SBB Dissenting Shares shall not exceed 5% of the number of outstanding shares of SBB Common Stock.

      7.9  Updated Schedules.  SBB shall have delivered the Updated Schedules.

      7.10  Loans.  As of the Closing:

        (a) The Non-Performing Assets of SBB shall not exceed $1.9 million (excluding from such amount the book value, as of the Closing Date, of certain boats held by SBB on the date of this Agreement with a book value of approximately $630,000 and which were acquired prior to the date hereof by foreclosure);

        (b) The Past Due loans of SBB (excluding those which may be Non-Performing Assets) shall not exceed 1.8% of total loans as of the Closing Date; and

        (c) SBB's allowance for loan losses, general and specific, shall be not less than $1.7 million.

      7.11  SBB Series A Preferred.  SBB shall have redeemed the SBB Series A Preferred in accordance with the Redemption Agreement and there shall be no outstanding SBB Series A Preferred.

    8.  Termination.

      8.1 This Agreement may be terminated:

        (a) by delivery of written notice from NMB to SBB if (i) prior to the Shareholders Meeting, the SBB Board of Directors shall have withdrawn or modified in any manner adverse to NMB its approval or recommendation of the Consolidation or this Agreement in connection with, or approved or recommended, any Superior Proposal (it being understood that taking no position or remaining neutral with respect to, or making a recommendation in favor of any Superior Proposal, in the Proxy Materials or any other communication with the SBB Shareholders sent to the SBB Shareholders or in a resolution made and passed at a meeting of the SBB Board of Directors or by written consent of the SBB Board of Directors in lieu of a meeting, shall constitute a withdrawal or modification adverse to NMB), or (ii) SBB shall have entered into a Contract with respect to any Superior Proposal; or

        (b) by delivery of written notice from NMB to SBB, (a) if any material condition to the obligations of NMB set forth in Section 7 is not substantially satisfied at the Closing or such earlier time or times contemplated thereby or (b) in the event of a material breach of any representation, warranty, condition or agreement of SBB contained in this Agreement or any Ancillary Agreement or any Affiliate of SBB in the Voting Agreement or any Ancillary Agreement that is not cured within 10 days of the time that written notice of such breach is received by SBB; or

        (c) by delivery of written notice from SBB to NMB (a) if any material condition to the obligations of SBB set forth in Section 6 is not substantially satisfied at the Closing or such earlier time or times contemplated thereby or (b) in the event of a material breach of any representation, warranty, condition or agreement of NMB contained in this Agreement that is not cured within 10 days of the time that written notice of such breach is received by NMB; or

        (d) by delivery of written notice from a party to the other party if the Consolidation shall not have been consummated on or before December 31, 2001 (provided that no party may terminate the Agreement under this Section 8.1(d) if the Consolidation shall not have been consummated on or before December 31, 2001 due to an intentional breach or default by such party in its representations, warranties, conditions or agreements under this Agreement); or

        (e) by mutual written consent of NMB and SBB.

      8.2 If this Agreement is terminated pursuant to Section 8.1(a), then SBB will pay NMB a fee of $750,000 within two Business Days after the termination.

      8.3 The termination of this Agreement shall not relieve any party from liability for any breach or default occurring prior to termination of this Agreement.

    9.  Miscellaneous Provisions.

      9.1  Notices.  All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if (a) delivered in person, on the date actually given, (b) by United States mail, certified or registered, with return receipt requested, on the date which is two Business Days after the date of mailing, or (c) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in (a) above, on the date transmitted provided receipt is confirmed by telephone:

(i)	if to NMB to:
National Mercantile Bancorp 1840 Century Park East Los Angeles, CA 90067 Attention: Scott A. Montgomery, CEO Telecopy No.: (310) 201-0629
With copies to:
Troy & Gould, P.C. 1801 Century Park East Los Angeles, California 90067 Attention: Alan B. Spatz Telecopy No.: (310) 789-1431
(ii)	If to SBB, to:
South Bay Bank, N.A. 2200 Sepulvada Boulevard Torrance, California 90501 Attention: Charles W. Calhoun, CEO
With copies to:
Jack Fried. Keith T. Holmes Fried, Bird and Crumpacker PC 1900 Avenue of the Stars 25th Floor Los Angeles, California 90067

or at such other address as may have been furnished by such Person in writing to the other parties.

      9.2  Severability.  Should any Section or any part of a Section within this Agreement be rendered void, invalid or unenforceable by any court of law for any reason, such invalidity or unenforceability shall not void or render invalid or unenforceable any other Section or part of a Section in this Agreement.

      9.3  Exhibits and Schedules.  Each Exhibit and Schedule delivered pursuant to the terms of this Agreement, each document, instrument and certificate delivered by the parties in connection with the transactions contemplated hereby constitutes an integral part of this Agreement.

      9.4  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED BOTH AS TO VALIDITY AND PERFORMANCE AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES THEREOF.

      9.5  Headings.  Section headings and subheadings used in this Agreement are for convenience only and shall not affect the meaning or construction of this Agreement.

      9.6  No Adverse Construction.  The rule that a contract is to be construed against the party drafting the contract is hereby waived, and shall have no applicability in construing this Agreement, any other document delivered at the Closing or any provisions hereof or thereof.

      9.7  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

      9.8  Costs and Attorneys' Fees.  In the event that any Action is instituted concerning or arising out of this Agreement, the prevailing party shall recover all of such party's costs, and reasonable attorneys' fees incurred in each and every such Action, including any and all appeals or petitions therefrom.

      9.9  Successors and Assigns.  All rights, covenants and agreements of the parties contained in this Agreement shall, except as otherwise provided herein, be binding upon and inure to the benefit of their respective successors and assigns.

      9.10  Amendment.  This Agreement may be amended at any time prior to the Closing by the mutual written agreement of NMB and SBB.

      9.11  Waiver.  At any time prior to the Closing, NMB and SBB may:

        (a) Extend the time for the performance of any of the obligations or other acts of the parties hereto;

        (b) Waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and

        (c) Waive compliance with any of the agreements or conditions contained herein.

    Any agreement on the part of NMB or SBB to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party.

      9.12  Entire Agreement.  This Agreement, the attached Exhibits and Schedules, the other agreements and schedules referred to in this Agreement, contain the entire understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof unless expressly referred to herein.

      9.13  Expenses.  Each party will be solely responsible for, and will bear, any and all out-of-pocket costs and expenses incurred in connection with this Agreement and the Consolidation.

    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

NATIONAL MERCANTILE BANCORP
By:	/s/ SCOTT A. MONTGOMERY Scott A. Montgomery, Chief Executive Officer and President
By:	/s/ DAVID BROWN David Brown, Chief Financial Officer
SOUTH BAY BANK, NATIONAL ASSOCIATION
By:	/s/ KENNETH M. MILLER Kenneth M. Miller, Chairman of the Board
By:	/s/ CHARLES W. CALHOUN Charles W. Calhoun, Chief Executive Officer and President

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AGREEMENT AND PLAN OF REORGANIZATION between NATIONAL MERCANTILE BANCORP and SOUTH BAY BANK, NATIONAL ASSOCIATION Dated: July 18, 2001
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AGREEMENT AND PLAN OF REORGANIZATION